June 29, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Stemcell Holdings, Inc.

Form 10-12G

Filed February 12, 2016

File No. 000-55583

To the men and women of the SEC:

On behalf of Stemcell Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 8, 2016 addressed to Dr. Takaaki Matsuoka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G on February 12, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Note: We have added a note on page 2 stating that this amendment should be read as of the date of the original 10-12G filing on behalf of the Company. We have also disclosed in this note that the Company presently is in the business of culturing and harvesting stem-cells in Japan.

General

1. Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Company Response:

We note that this Registration Statement will (is) effective automatically 60 days from the original date of the filing of Form 10-12G. We understand that we are and will continue to be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934.

2. Please revise to provide your telephone number.

Company Response:

We have revised to include the Company’s telephone number and email.

Item 1. Business

Form of Acquisition, page 4

3. Please revise the fifth paragraph on page 5 to clarify whether you have an employment agreement with Dr. Matsuoka. If you have such an agreement, please revise to describe its material terms, either here or elsewhere in the filing, and file the same as an exhibit to your registration statement.

Company Response:

We have added the following to page 5: “We do not have an employment agreement with Dr. Matsuoka.”

4. Please disclose whether Dr. Matsuoka, your sole officer and director, will consider any post-transaction employment opportunities for himself in considering a proposed transaction. If applicable, discuss the potential conflicts of interest in the negotiation of a business combination, including the negotiation of employment agreements as part of the transaction.

Company Response:

The following has been added to page 5: “At this time Mr. Dr. Matsuoka will not consider any post-transaction employment opportunities for himself in considering a proposed transaction. This however, does not forgo him from having any employment or position with the Company post business combination. Dr. Matsuoka has not and does not in the foreseeable future intend to have a formal employment agreement with the Company in which he will be receiving any monetary compensation.”

Item 6. Executive Compensation

5. The reference to “January 27, 2015 [emphasis added]” in the second sentence of the second paragraph appears to be a typographical error. Please revise as appropriate.

Company Response:

We have revised the typographical error.

Summary Compensation Table, page 11

6. Please reconcile your disclosure in the Summary Compensation Table indicating that Dr. Matsuoka was awarded or paid compensation for the period ended December 31, 2015 with your disclosure on page 10 indicating that he:

- has not received any compensation from the Company to date; and

- was appointed as your sole officer and director on January 27, 2016 (i.e., after the period ended December 31, 2015).

Company Response:

We have revised the summary compensation table.

Item 7. Certain Relationships and Related Transactions..., page 12

7. Please revise to disclose that you had a contributed expense of $2,500 paid by Frontier Limited on January 16, 2016, as disclosed under note 8 of the notes to the financial statements. We note that as of such date, Jeffrey DeNunzio was the sole officer and director of the company and that Thomas DeNunzio, Jeffrey DeNunzio’s father, is the controlling party of Frontier Limited. Also revise to clarify whether such expense contribution represents a loan from Frontier Limited to the company, or other arrangement, and as applicable, please revise to describe the material terms of such loan or arrangement.

Company Response:

The following has been added to page 12: We had a contributed expense of $2,500 paid by Frontier Limited on January 16, 2016. The controlling party of Frontier Limited is Thomas DeNunzio, the father of Jeffrey DeNunzio, our previously controlling shareholder. The contributed expense of $2,500 was not a loan. There is no agreement pertaining to this contribution. It was simply contributed to the Company with no stipulations.

Item 10. Recent Sales of Unregistered Securities, page 13

8. Please disclose the exemption from registration claimed, including a brief explanation of the facts relied upon to make the exemption available, with regard to the issuance of the 20,000,000 shares of common stock to Jeffrey DeNunzio on December 31, 2015. See Item 701(d) of Regulation S-K.

Company Response:

We have added the following to page 13: “The issuance of the 20,000,000 shares of restricted common to Jeffrey DeNunzio on December 31, 2015 were issued pursuant to 4(2) of the Securities Act of 1933. The share issuance was not part of any public offering and the shares were restricted. The shares were issued in return for Jeffrey DeNunzio’s capital contribution to the Company for formation costs and in exchange for developing the Company’s business concept.”

Exhibits

9. Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

- any written agreement, or document memorializing the terms of any oral agreement, relating to the company’s issuance of 20,000,000 shares of restricted common stock to Jeffrey DeNunzio; and

- the Stock Purchase Agreement, dated January 27, 2016, between Jeffrey DeNunzio and Dr. Takaaki Matsuoka.

Company Response:

The issuance of the 20,000,000 shares to Mr. DeNunzio was completed through a board resolution. Upon request we would be willing to disclose the actual board resolution as an exhibit to the 10-12G. It wasn’t included as it didn’t seem necessary to include. The stock purchase agreement took place prior to the filing of the 10-12G so was omitted. Upon further request that too can be included. Reference and details to the agreement however, have been made throughout the Form 10-12G.

Exhibit 3.2

10. We note that you filed the Certificate of Incorporation as exhibit 3.2, rather than the Amendment to Articles of Incorporation, as indicated in the exhibit index. Please revise to correct this apparent clerical error.

Company Response:

Exhibit 3.2 has been amended as appropriate.

The Company acknowledges that:

- We, the Company, are responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-We, the company, may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 29, 2016

/s/ Takaaki Matsuoka

Takaaki Matsuoka

Chief Executive Officer